Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

December 13, 2024

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated December 4, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Amended Offering Statement on Form 1-A

i.	PROSPECTUS SUMMARY.

1.       Comment: We note your revised disclosures on page 2 that you will not offer notes with different note terms. However, we also note your statement on page 2 that Noteholders should understand that you retain “full discretion in these matters and that decisions will be made based on what [you] deem[] to be in the best interest of [your] overall business strategy and financial health.” Please revise to clarify your reference to “these matters” and further explain what this disclosure means.

Response: The reference to “these matters” was in regard to the Company’s right to repay a Note. We understand the need for clarity and have revised the section accordingly. Please be advised that the Offering Circular has been revised to include the language below.

“Noteholders should understand that, unless a Repayment Demand is made by a Noteholder, the Company retains sole and absolute discretion to repay any Note, in whole or in part, at any time and for any reason and that such decisions will be made based on what the Company deems to be in the best interest of its overall business strategy and financial health.”

ii.	SUMMARY OF NOTES.

2.       Comment: We note your revised disclosure on page 49 that any repayment following an Event of Default shall be based solely on your income and strictly limited to the assets owned by you. Please revise to clarify what you mean when you state that repayment will be based “solely on [your] income” and “strictly limited to the assets owned by [you].” Also, please reconcile the ten (10) day written notice of default with the thirty (30) days from the date of written notice from the Noteholder to cure such Event of Default.

Re: Response Letter
December 13, 2024

Response: Please be advised that the Offering Circular and Promissory Note have been revised to remove insert 30-days instead of ten-days, and the mention of income and assets of the Company have been removed. Please be advised that the Offering Circular and Promisorry Note have been revised to include the language below.

“Events of Default; Cure

An event of default (“Event of Default”) shall have occurred upon: (a) Company’s failure to make any Three (3) consecutive payments due under this Note when due and payable, upon receipt of written notice from the Noteholder of such failure, (b) any breach of any other material covenant or obligation in the Note, or (c) the occurrence of events specified below (See “Due-on-Sale, Transfer, or Insolvency”). If an Event of Default remains uncured following a 30 day written notice delivered by the Noteholder to the Company, then Noteholder may, at its option, declare all sums under the Note (including, without limitation, all accrued interest) immediately due and payable.

Upon the occurrence of any Event of Default, the Company shall have 30 days from the date of written notice from the Noteholder to cure such Event of Default. If the nature of the Event of Default reasonably requires more than 30 days to cure, the Company shall initiate reasonable steps within 30 days of the Noteholder’s notice to produce a cure.”

iii.	EXHIBITS.

3.       Comment: We note that section 1.2.1 of Exhibit 3 references any and all unpaid principal and interest due and payable on a to be determined date. We also refer to your revised disclosures that the note has a “continuous duration.” Given the notes do not appear to have a definite term, please revise to clarify the purpose of this specific date.

Response: We appreciate your comment and the opportunity to provide further clarification. The term of the Notes is continuous and will continue indefinitely unless either: (1) the Lender elects to demandrepayment; or (2) the Borrower exercises its right to repay the Note. The Note has been revised to include the Full Repayment Date as the any and all unpaid principal and interest due and payable. Please find revised language to section 1.2.1 of the Note below:

“The term of the Notes is continuous and will continue indefinitely unless either: (1) the Lender elects to demand, in writing, repayment (“Repayment Demand”) by delivering a notice; or (2) the Borrower exercises its right to repay the Note. Interest payment shall be made for the term of the Note until the Note is fully paid, with any and all unpaid principal and interest due and payable on the Full Repayment Date.”

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures